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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: August 31, 2015 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 001-34945
CUSIP NUMBER 89600B 20 1

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	January 31, 2014
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Triangle Petroleum Corporation
Full Name of Registrant

Peloton Resources Inc.
Former Name if Applicable

1200 17th Street, Suite 2600
Address of Principal Executive Office (Street and Number)

Denver, CO 80202
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Triangle Petroleum Corporation (the “Company”) was unable to file its Annual Report on Form 10-K for the fiscal year ended January 31, 2014 (the “2014 Form 10-K”) by the 5:30 p.m. ET filing deadline on April 16, 2014, without unreasonable effort or expense, because the Company determined shortly before the filing deadline that it should recognize the fair value of equity investment derivatives for the Class A Trigger Units, Class A Trigger Unit Warrants, and Warrants (Series 1 through Series 4) that the Company holds in Caliber Midstream Partners, L.P. (“Caliber”), the Company’s midstream services joint venture, as disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on April 14, 2014.  The change in the Company’s accounting for its equity investment and gain/loss on derivative instruments, and consideration of the effect of such change on its fiscal year 2014 audited financial statements, contributed significantly to the delay in filing the 2014 Form 10-K.

The Company submitted the 2014 Form 10-K to the SEC after the 5:30 p.m. ET filing deadline on April 16, 2014.  As such, the Company expects that the Form 10-K will be publicly available on EDGAR prior to or concurrently with the filing of this Form 12b-25 on April 17, 2014.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Justin Bliffen, Chief Financial Officer	(303)	260-7125
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For a discussion of the change in results of operations from the corresponding period for the last fiscal year, please see the Company’s FY2014 Form 10-K, which was filed on EDGAR prior to or concurrently with the filing of this Form 12b-25.

Triangle Petroleum Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 17, 2014	By	/s/ Justin Bliffen
Justin Bliffen
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).